Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

SONIC ENVIRONMENTAL SOLUTIONS INC.

April 24, 2007

The Management Discussion and Analysis should be read in conjunction with the audited consolidated financial statements for the twelve months ended December 31, 2006.

The significant accounting policies are outlined in Note 2 to the Financial Statements of the Company for the year ended December 31, 2006. These accounting policies have been applied consistently for the twelve months ended December 31, 2006. All amounts are recorded in Canadian dollars unless otherwise noted.

Company Overview

Sonic Environmental Solutions Inc. (“Sonic” or the “Company”) is a technology company listed on the TSX Venture Exchange (SNV-TSXV). The business of the Company is the commercialization of applications of its patented sonic generator and related technologies in environmental and industrial processes. Sonic’s business strategy is to develop and commercialize processes that benefit or rely on the low frequency sonic energy generated by Sonic’s industrial scale sonic generators, hereinafter referred to as a “Sonoprocess” (a chemical, biological or physical process enhanced or enabled by sonic energy). With this competitive advantage the Company also takes advantage of commercial synergies of related technologies and operations.

Environmental Operations

To date the Company has focused primarily on the commercialization of its Polychlorinated Biphenyl (“PCB”) de-chlorination Sonoprocess in the environmental remediation sector and has established operations in Canada. Sonic developed and patented the PCB de-chlorination Sonoprocess and has taken it to full scale operation for the treatment of contaminated soils and wastes. This de-chlorination Sonoprocess renders the PCB non-toxic. In conjunction with its PCB Sonoprocess the Company also operates the Terra-Kleen solvent extraction technology which removes the PCB from the soil and leaves it in a concentrate feed for the PCB Sonoprocess. These extraction and de-chlorination processes can be operated separately or as an integrated system (the “Sonic Treatment System”) and the Company undertakes site remediation projects through its Environmental Services Division, with operations in Western Canada, Ontario and California.

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Regulatory Approval. In Canada, the Company is approved to deploy the Sonic Treatment System in British Columbia, and in Ontario is approved for extraction with de-chlorination approval in progress. The extraction part of the Sonic Treatment System is exempted from requiring regulatory approval by the EPA in the USA, and is approved for use and commercially available in Japan through a licencee, Mitsubishi, and in Australia through a licencee, Veolia.

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Contaminated Site Projects. The Company’s first site remediation project with Juker Holdings was to demonstrate the remediation and removal of up to 3000 tonnes of PCB contaminated soil which had been contained on the site. The first 1100 tonnes was treated using only Sonic’s de-chlorination Sonoprocess before treatment of a further 1500 tonnes using the Terra-Kleen extraction stage followed by the Sonoprocess de-chlorination of the extracted PCB concentrate. In subsequent projects the Company commenced treatment of a site in the Greater Toronto Area (GTA) for up to 2500 tonnes of contaminated soil and successfully completed a further project in the Sault Ste. Marie area.

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Remediation Facilities. Sonic engineered and constructed its first full-scale, mobile de- chlorination Sonoprocess facility in 2005 and subsequently tested, commissioned and demonstrated it at the Juker Holdings site in Western Canada. The Sonoprocess underwent continuous improvement before integration with the Terra-Kleen extraction process in 2006 as a pre-Sonoprocess stage. The Company is also utilizing a second treatment facility in Ontario commencing with the extraction stage.

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North American Operations. The Company established an office in San Diego, USA through the acquisition of Terra-Kleen and now has a 13 year track record of operations with EPA recognition, including a regulatory exemption from the EPA treatment technology regulatory approval process. In 2006, the Company established offices in Ontario to direct all Canadian sales and project management.

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International Operating Partners. Sonic works with established operating partners in the environmental sector. The extraction stage of the Sonic Treatment System has been licensed to Mitsubishi Heavy Industries Ltd. (“MHI”) in Japan and to Veolia Environmental Services (“Veolia”) in Australia. Sonic is in discussions with operating partners in other major target markets such as Europe and South America. In Canada the Company is working more directly on opportunities with logistics partners.

The Company is seeking to build environmental operations by establishing international joint ventures and licensees for the Sonic Treatment System with established environmental remediation companies. Where possible, this accelerates market access and reduces business development costs.

Sonoprocess Development

The Company is seeking to prioritize, develop and commercialize additional Sonoprocess applications based on the size of market opportunities and the added value to business units for these markets – i.e. where there is market pull. This will be accomplished with the involvement or collaboration of established industry partners.

As a result the Company is investigating the potential of using its sonic generator technology in various Sonoprocess opportunities related to bitumen extraction from oil sands and has established a subsidiary company for this purpose called “SonoOil Inc.”.

The Company has also undertaken preliminary work which it believes will result in opportunities for value-added ash conditioning and biosolids conditioning.

Management

Sonic’s Board of Directors monitors the performance of management against the following criteria:

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Growth of the Company’s environmental operations as measured by the volume of remediated PCB contaminated soil treated, operating gross margins and total revenue generated from all related business – direct operations and licensed operations.

-	Development of further Sonoprocess business opportunities and strengthening of the Company’s intellectual property assets.

Sonic has a dedicated management team focused and committed to executing the vision for the Company and its shareholders. The Company will continue to build and strengthen its human resource capital by:

-	Key experienced additions to meet the operational growth objectives of the Company.

-	Strengthening and expanding the technical and business advisory boards of the Company.

-	Strategic additions to the Board of Directors that directly assist the Company in meeting growth and operational objectives.

2006 Highlights

During 2006 Sonic has worked to introduce the Terra-Kleen extraction technology in Canada and to integrate it with its Sonoprocess destruction technology. Sonic has focused on building its Environmental Services Division in Canada and its licencee, Veolia, in Australia.

Operations at the Company’s first project at the Juker Holdings site in Delta, B.C. were substantially completed in the year. Following adaptation of the Terra-Kleen process into the operations to gain operating experience, a further 1500 tonnes of highly contaminated PCB soil was treated and removed from the site. The Company renewed its GVRD air emissions permit to allow completion of Sonoprocess operations to de-chlorinate concentrated PCB extract followed by demobilization from the site.

Following completion of the first phase of the Company’s PCB remediation project at a site in the Greater Toronto Area (“GTA site”) the Company mobilized a full extraction stage of the Sonic Treatment System and commenced operations to treat up to 2500 tonnes of contaminated soil. The first phase involved the treatment of approximately 75 tonnes of contaminated soil and was a requirement of the contract prior to full deployment of its mobile remediation system. The project is a brownfield industrial site with varying levels of PCB contamination up to 20,000 ppm. Sonic has successfully treated the PCB contaminated soil to target levels as required by the province of Ontario’s Ministry of the Environment in the first phase. During the fourth quarter, the Company refurbished equipment, deployed 27 new treatment bins and is now fully operational. Prior to year end a further 780 tonnes of soil had been treated or commenced treatment. Site operations were temporarily suspended in February due to extreme weather conditions and the equipment readied for a resumption of operations in March.

In October, the Company was awarded a contract by an international consulting and remediation company for treatment of a site in Sault Ste Marie, Ontario. The Sonic Treatment System was

deployed to the site in November. In excess of 600 tonnes of contaminated soil was treated on-site using Sonic’s non-thermal patented solvent extraction technology. The soil was mostly treated in December before demobilization from the site in January 2007. The soil was cleaned in compliance with the requirements for industrially zoned sites in Ontario and was placed back on the property.

The company’s Australian licencee, Veolia continued its first site remediation project in Melbourne, Australia. Veolia has licensed Sonic’s Terra-Kleen extraction process for use at site remediation projects throughout Australia. Sonic provided Veolia with on-site training and support and Veolia is ramping up sales efforts to secure follow-on projects. Discussions with possible licencees in Europe and North America continued in and subsequent to the period, and the Company is continuing its long-term strategy to have a global network of operating licencees.

The Company has reviewed several possible locations for a fixed operational base in central Canada, some with the possibility of also being a receiving facility. Subsequent to the end of the period the Company has discussed terms under which it may access an existing facility. The Company continues to explore opportunities for synergies with strategic operating partners with a view to improving its competitive position in the market and to reduce anciliary operating costs.

Sonic’s subsidiary, Contech PCB Containment Technology Inc., completed the removal and destruction of over 30,000 kilograms of electrical components containing PCB from a Canadian naval vessel.

During the year, the Company’s EHS Management System was audited by the British Standards Institute and the ISO/OSHAS Registrations were renewed.

The Company also undertook work to assess and develop further Sonoprocess opportunities. The Company contracted with the Alberta Research Council to assess opportunities in the oil sands sector based on work by the Company’s Technical Advisory Board. This resulted in several opportunities being identified and a subsidiary company SonoOil Inc. being established to develop one or more of these further. Proof of concept in one application will now require collaboration with an industry partner to take the development further through pilot plant and demonstration stages, and the Company is in discussions with a potential industry partner.

The Company has also now utilized earlier work on ash conditioning to assess a Sonoprocess opportunity to develop ash based value added products. Further internal test work subsequent to the end of the period has resulted in interest from a strategic industry partner. Other Sonoprocess opportunities related to bio-treatment processes and heavy oil processes are also at various stages of preliminary development from both a business and technical perspective.

During the year, Sonic was audited by the Minister of Finance in relation to the British Columbia Social Service Tax. As a result of the audit, the Company has received an assessment. An amount of $298,663 has been accrued in relation to this assessment. The majority of the assessment relates to manufacturing at the Sonoprocess Plant located in Delta, British Columbia. The Company is contesting the assessment.

During the year, Sonic closed private placements in March and November. At the end of March, the Company closed a private placement issuing 2,797,223 units to subscribers at a price of $0.90 per unit with each unit consisting of one common share and one-half of one share purchase warrant, for gross proceeds of $2,517,500. Each full warrant is exercisable for a period of two years at a price of $1.20 per share purchase warrant. As part of the private placement the

Company paid a finder’s fee equal to 5% of the gross proceeds of the subscription amounts of all placees introduced to the Company by the finder, which amounted to $113,850.

On November 9, 2006, Sonic closed a private placement issuing 6,670,000 special warrants (“Special Warrants”) at a price of $0.50 per unit for gross proceeds of $3,335,000. Each Special Warrant entitles the holders acquired one common share and one common share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase one common share at a price of $0.70 for 24 months from the closing date. The Warrants are subject to an acceleration clause whereby if the closing trading price of the Company’s common shares is $1.40 or more for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the Warrants within 30 days of formal notice from the Company. Following the filing of a short form prospectus in December 2006 qualifying the underlying common shares and Warrants, the Special Warrants were deemed to be exercised for those underlying securities.

As part of the private placement the Company paid a cash commission equal to 7.5% of the gross proceeds raised from the private placement ($250,125) and issued agents’ special warrants to purchase common shares equal to 7.5% of the Special Warrants sold under the offering (500,250). The agents’ special warrants will be exercisable at a price of $.70 per share for 24 months from the closing date.

Upon exercise of the Special Warrants, one of the participants in the financing increased their holdings to greater than 20% of the issued and outstanding common shares of the Company. The Company’s disinterested shareholders approved this change in December 2006.

On December 31, 2006, the Company entered into an agreement with the holders of the convertible debentures to convert the debentures into 1,333,334 common shares of the Company at a price of $0.75 per share. The debenture holders are Directors of the Company. The conversion price represented a premium to the current market at the time. The debentures were issued in December 2005 with a 24-month term and 12% interest rate per annum paid quarterly in arrears. Each of the 500,000 share purchase warrants issued in connection with the convertible debenture remain exercisable into an additional common share at $2.20 per common share. All deferred financing costs related to the debentures have accordingly been expensed in the current period.

During the audit of the December 31, 2006 fiscal year, it was determined that the previously recorded acquisition costs of SESI and Contech needed to be amended to reflect subsequent events in relation to the conditional performance aspects of the acquisition agreements (See Note 18).

Subsequent to the year end, the Company has taken steps to consolidate all testing and development facilities at a new location in Vancouver.

On March 23, 2007, the Company amended the terms of the original agreement and plan of merger with Terra-Kleen Response Group Inc. In December 2005, Sonic acquired the company and obtained all rights to the Terra-Kleen technology but was obligated to make further performance-based payments until December 2008 totaling up to US$6.5 million to Mr. Alan Cash, the founder and controlling shareholder of Terra-Kleen. Under the amended agreement, Sonic made a final payment of US$250,000 to Mr. Cash and has no further obligations to him under the settlement terms. As part of the terms of the new agreement, the associated escrow agreement was terminated resulting in the release of approximately 600,000 common shares from escrow. Mr. Alan Cash subsequently resigned as an officer and director of the Company.

On April 23, 2007, the Company announced that it executed an engagement letter with Clarus Securities Inc. to conduct a financing of at least $4 million and up to $5.5 million. Net proceeds of the financing will be used for working capital and general corporate purposes. Under the terms of the financing, Sonic has agreed to sell units (“Units”) at a price of $0.45 per unit. Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant (“Warrant”). Each Warrant will entitle the holder to purchase one common share at an exercise price of $0.60 per common share for a period of 24 months from the closing date. The Company will pay to the underwriter a cash commission of 7% of the gross proceeds and issue an option to purchase Units equal to 10% of the total number of Units sold for a period of 24 months from the closing date. The closing date is expected to be May 3, 2007.

Outstanding Share Data

Set out below is the outstanding share data of the Company as at April 24, 2007. For additional detail, see Note 11 to the financial statements for year ended December 31, 2006.

At April 24, 2007	Number
Outstanding
Common shares	31,260,068
Options to Purchase Common Shares	3,332,000
Warrants to Purchase Common Shares	9,673,861

Selected Annual Information

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company’s audited consolidated financial statements and related costs for the periods ended December 31, 2006, December 31, 2005, and December 31, 2004.

	December	December	December
	31, 2006	31, 2005	31, 2004

Total revenues	$1,665,706	$1,114,439	$1,093,387
Loss before discontinued
operations and extraordinary	$7,299,328	$6,206,572	$2,494,299
items
Loss per share and fully diluted	$0.32	$0.40	$0.18
Loss for the period	$7,299,328	$6,206,572	$2,494,299
Loss per share and fully diluted	$0.32	$0.40	$0.18
Total assets	$10,774,605	$11,002,491	10,705,370
Total long-term financial	$52,528	$1,019,222	-
liabilities
Cash dividends declared	Nil	Nil	Nil

During 2006, the Company continued to focus on its strategy to commercialize and deploy its technology as well as expanding its operations in Ontario resulting in the hiring of additional personnel and an increase in marketing, legal, accounting and other general and administration expenses. With the resulting increase in activity losses were $6,828,204 (December 2005 - $6,106,741, December 2004 - $2,256,602).

The Company received $10,000 with the exercise of options during 2006 and no warrants were exercised. The change in assets to $10,774,605 (2005 - $11,002,491, 2004 - $10,705,370) is primarily attributable to the continued investments in property, plant and equipment of $799,220 (2005 - $2,535,323, 2004 - $1,864,567). In addition, the Company restated the acquisition costs of SESI and Contech. This resulted in an increase in intangible assets of $598,981 in 2006 (2005 - $698,811, 2004 - $798,641).

The Company’s most recent 20F is available on SEDAR at www.sedar.com.

Results of Operations

	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004
REVENUE	$1,665,706	$1,114,439	$1,093,387
OPERATING COSTS EXPENSES	$4,064,216	$2,159,638	$780,996
Advertising	$169,727	$144,552	$127,385
Amortization of deferred development and intangible asset costs	$462,508	$155,258	237,697
Amortization of property and office equipment	$132,729	$88,964	$46,322
Automobile	$85,783	$72,807	$62,371
Bad debt	$15,814	-	-
Bank charges and interest	$3,130	$1,709	$3,452
Consulting	$635	$2,600	74,382
Insurance	$143,037	$148,278	$118,794
Legal and accounting	$293,351	$217,787	$217,644
Office, postage and printing	$84,950	$127,707	$135,252
Rent	$232,037	$166,625	$69,412
Research and development	$66,772	$38,475	$36,863
Salaries and wages	$1,456,868	$1,176,411	$653,663
Salaries and wages - stock compensation	$493,871	$915,838	$760,524
Shareholder relations	$42,018	$52,731	$23,718
Shareholder relations - stock compensation	$77,239	$41,190	$100,491
Telephone and utilities	$75,380	$77,990	$50,546
Trade shows	$22,997	$53,037	$60,452
Transfer agent, regulatory fees	$40,231	$22,664	$20,267
Travel and promotion	$247,529	$399,871	$150,044
Shareholder settlement (Note 9iii)	$256,785	-	-
TOTAL EXPENSES	$4,403,391	$3,904,494	$2,949,279
Interest Income (net of expense)	($229,158)	$40,534	$142,589
Debt settlement expense	($29,778)	-	-
Write down due to impairment	($229,680)	($1,306,772)	-
Provision for income tax	$3,968	($135)	-
Foreign exchange gain/(loss)	($12,779)	$9,494	-
LOSS FOR THE PERIOD	$7,299,328	$6,206,572	$2,494,299

Revenues and Operating Costs

Sonic’s revenues include revenues that are attributable to the operations of both Sonic and Contech PCB Containment Technology Inc. (“Contech”). Contech’s core business revenues were attributable to the collection, consolidation and disposal of PCB contaminated wastes from transformers, ballasts and capacitors. Sonic’s revenues were attributable to its first three commercial contracts.

Total revenue for the year ended December 31, 2006 was $1,665,706, as compared to $1,114,439 for the same period in 2005. The increase is attributable to an increase in revenues for the PCB collection and disposal as well as the new projects started in Eastern Canada. Revenues from PCB collection and disposal for the year ended December 31, 2006 were $516,029 (2005 – $367,142). Revenue from the soil remediation process was $1,149,677 (2005 - $747,297). The year end audited consolidated financial statements recognize the full estimated loss for the project to completion as required by Canadian GAAP.

Operating costs for the year ended December 31, 2006 were $4,064,216, as compared to $2,159,638 for the year ended 2005. Costs have increased, in part, in relation to the increase in revenues and also in part due to expansion into the Ontario market. The Company incurred what they anticipate to be one time costs in relation to deployment to the first Ontario project as well as refurbishing costs associated with the former Terra-Kleen equipment which the Company recorded in a conservative manner. Sonic completed a project in Northern Ontario with positive results. The Company has also included amortization of machinery and equipment in the operating costs for both 2006 and 2005.

General Expenses

The general overhead expenses for the year ended December 31, 2006 were $4,403,391 as compared to $3,904,494 in 2005. Management has reduced some general operating costs, such as office expenses, travel and trade shows, while other costs such as amortization, legal and accounting, research and development, and rent have increased. These increases can be attributable to the acquisition of Terra-Kleen as well as the growth of key personnel in Eastern Canada.

The specific components of Sonic’s other operating expenses are disclosed below.

Advertising

Advertising expenses include the production of marketing materials for presentations and the preparation of business plans and packages for investors. Sonic has directed its advertising expenses towards the investment community as part of its on-going liaison to maintain access to capital as and when required, and also to increase its profile in key market sectors. In 2006, the increase is due to increased marketing costs for potential remediation projects.

During the year, Sonic engaged the services of the investor relations firm Cavalcanti Hume Funfer Inc. (“CHF”). The monthly fee payable by Sonic to CHF is $7,500 per month. During the year Sonic granted CHF options to purchase 335,000 common shares at a price of $1.00 per share. These options will vest in accordance with Sonic’s share option plan. Sonic has recorded a stock compensation expense with respect to these options.

Amortization

Sonic’s amortization expenses are attributable to amortization of its computer equipment, furniture and office equipment, leasehold improvements, vehicles, and deferred development costs. The increase in amortization over 2005, is attributable to the assets acquired on the Terra-Kleen acquisition and the increase in assets over the last two years. The deferred development and intangible assets costs are being amortized over a ten year period.

Automobile

Sonic’s automobile expenses include expenses associated with vehicles leased by the company and related automobile expenses. The increase from 2005 is primarily attributable to the addition of senior management staff in Eastern Ontario.

Bad debts

During the year, Contech completed a project which they expect to be uncollectible and an amount has been set up as an allowance for doubtful accounts.

Insurance

Sonic’s insurance costs include general office insurance, equipment insurance, environmental liability insurance and director and officer liability insurance. The Company’s insurance was renewed in the second quarter and competitive pricing was obtained to reflect a decrease from 2005 even with the addition of the U.S. subsidiary’s cost.

Legal and Accounting Costs

Legal and accounting costs include legal and accounting professional fees incurred in connection with Sonic’s status as a publicly traded company. Legal fees attributable to regulatory approval services and general patent costs are also included.

Sonic’s legal and accounting costs have generally increased due to its increased corporate acquisitions and financing activity as well as of the complexity of Sonic’s financial statements resulting from the consolidation of subsidiaries and U.S. GAAP reconciliation. Sonic is a reporting issuer under the Securities Exchange Act of 1934 and is required to prepare its financial statements and Form 20-F with U.S. GAAP reconciliation on an ongoing basis.

Office, Postage and Printing

Sonic’s office, postage and printing costs generally include office, postage and printing costs associated with Sonic’s leased premises, training seminars and recruiting. The office costs include general office supplies, computer maintenance and supplies, stationery and printing. In 2005, the Company incurred costs associated with recruiting and training of personnel; these costs were reduced in 2006.

Rent

Sonic’s rent includes rent payable in connection with its head office in Vancouver, British Columbia, Contech’s facility in Richmond, British Columbia and the US Subsidiary’s facilities in San Diego, California and Fayetteville, North Carolina.

Sonic’s head office lease payments commenced January 1, 2005. Sonic received a tenant improvement allowance at the new premises. The allowance has been set up as a long-term liability to be amortized as a reduction to the rent expense over the five-year life of the lease. Rent increased in 2006 due to the Company’s U.S. operations.

Research and Development

Sonic’s research and development expenses include rent at Sonic’s research facility at the BC Research Complex, University of British Columbia, Vancouver, British Columbia and the demonstration facility in Richmond, British Columbia. R&D expenses also include the associated supplies at these facilities and development of future projects. R&D activities relate to proof of concept of new Sonoprocess applications and treatability studies for the PCB Sonoprocess.

The increase in 2006 over 2005 is attributable to the development work associated with the Oil Sands. In 2006, the Company received a grant from the Canadian Government IRAP, this amount has been recorded as a reduction to the overall research and development expense.

Salaries and Wages

Sonic’s salaries and wages expenses include salaries, wages and benefits payable to the employees of Sonic and its operating subsidiaries, Contech and Sonic Corp. The increase in salaries and wages in 2006 is primarily attributable to the Company’s U.S. Subsidiary.

Sonic recognizes a stock compensation expense in respect to directors, officers and employees as a result of options granted as part of an incentive program. Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method.

Shareholder Relations

Shareholder relation expenses include costs of communications with Sonic’s shareholders.

Sonic’s shareholder relations expenses include the annual report and annual general meeting. Sonic recognizes a stock compensation expense in respect to shareholders relations activities as a result of options granted for shareholders relations and advertising activities. In 2006, costs associated with the Company’s annual report and annual general meeting decreased.

Telephone and Utilities

Sonic’s telephone and utility expenses include telephone and utility expenses associated with Sonic’s office premises and telecommunication costs for cellular phones and Blackberry devices used by Sonic’s personnel.

Trade Shows

Sonic’s trade show expenses include expenses associated with trade shows attended by Sonic for the purpose of increasing public awareness of its Sonoprocess technology. During 2006, Sonic attended fewer trade shows than in the prior year.

Transfer Agent, Regulatory Fees

Sonic’s transfer agent and regulatory fees include fees payable to Sonic’s transfer agent and fees payable to securities regulatory authorities as a result of Sonic being a public company in Canada. In 2006, the Company had increased activity with both the trust agent as well as additional fees associated with the securities regulatory authorities resulting in an increase in costs over 2005.

Travel and Promotion

Travel and promotion expenses include business travel and travel related to Sonic’s pursuit of marketing of its Sonoprocess technology. These expenses included both domestic and international travel for the review of potential business opportunities and investor relations. In 2006, the Company reduced spending on travel associated with investor relations.

Interest Expense

Sonic’s interest expense is attributable to interest expenses less the interest earned on Sonic’s liquid investments, including cash and cash equivalents.

The significant decrease in interest income over 2005 is attributable the issuance of debentures at the end of 2005 and their associated interest expense. In addition, interest was accrued in relation to the assessment associated with the British Columbia Social Service Tax.

Net Loss

Sonic’s net loss has increased in each period as Sonic’s expenses have increased in each period. The increase in costs is directly related to the Company proceeding to commercialization and deployment of its technology.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

RELATED PARTY TRANSACTIONS

During the current period, salaries of $502,208 (2005 - $438,000) were paid or accrued to directors and officers.

At the end of the year, $259,468 (2005 - $18,193) was owing to directors, officers and related entities. Of this, $2,683 is non-interest bearing, has no specific terms of repayment and was incurred in the normal course of operations. The balance of $256,785 was attributable to the amount owing to the former controlling shareholder of Terra-Kleen.

Quarterly Information

The following financial information is for each of the eight most recently completed quarters of the Company.

	Total	Loss for the	Loss per
	revenues	period	share -
	(including		basic and
	interest)		diluted
December 31, 2006	$489,752	$2,579,004	$0.11
September 30, 2006	$425,052	$1,947,537	$0.09
June 30, 2006	$507,328	$1,284,800	$0.06
March 31, 2006	$243,574	$1,487,987	$0.09
December 31, 2005	$222,167	$2,636,353	$0.17
September 30, 2005	$299,827	$1,446,146	$0.08
June 30, 2005	$325,199	$1,183,456	$0.07
March 31, 2005	$307,780	$840,786	$0.05
December 31, 2004	$774,836	$590,153	$0.03

Since the Company completed its acquisition of SESI Systems Inc. in December 2002 it has been focusing its efforts on commercializing its patented low frequency sonic generator technology.

Liquidity and Capital Resources

Working Capital

Sonic had a working capital balance of $808,208 at December 31, 2006, compared with $1,234,442 at December 31, 2005.

Cash and Cash Equivalents

Sonic had cash of $1,751,908 at December 31, 2006 compared to cash of $1,947,802 at December 31, 2005. The liquid portion of the working capital consists of cash. The management of this cash is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry on a low degree of risk. Some examples of instruments approved by Sonic are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for commercialization of Sonic's technology.

Cash Used in Operating Activities

During the year, cash used in Sonic’s operating activities continues to increase as Sonic expands its operations to a fully commercialized operating company. Cash used in Sonic’s operating activities increased to $4,748,862 for the year ending December 31, 2006 compared to $3,373,497 in 2005.

Cash Used in Investing Activities

During the year, Sonic used $773,759 of cash in investing activities compared to $3,115,772 in 2005. Cash used in investing activities included $745,437 for property, plant and equipment, and $28,322 of patent maintenance costs.

Cash Generated by Financing Activities

For the year ending December 31, 2006, Sonic generated $5,326,727 from financing activities. This included the issuance of shares during the first quarter of 2,797,223 units for cash proceeds of $2,517,500, less issuance costs of $142,060 pursuant to a private placement. Each unit consisted of one common share and one-half of one share purchase warrant. Each full warrant is exercisable for a period of two years at a price of $1.20 per share purchase warrant. As part of the private placement, the Company paid a finder’s fee equal to 5% of the gross proceeds of the subscription amounts of all placees introduced to the Company by the finder, which amounted to $113,850.

During the fourth quarter, the Company closed a private placement issuing 6,670,000 special warrants (“Special Warrants”) at a price of $0.50 per unit for gross proceeds of $3,335,000. Each Special Warrant was exercised and the holders acquired one common share and one common share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase one common share at a price of $0.70 for 24 months from the closing date.

As part of the private placement the Company paid a cash commission equal to 7.5% of the gross proceeds raised from the private placement ($250,125) and issued agents’ special warrants to purchase common shares equal to 7.5% of the Special Warrants sold under the offering (500,250). The agents’ special warrants will be exercisable at a price of $.70 per share for 24 months from the closing date.

Other financing activities during the year included the exercising of previously outstanding options. 20,000 options were exercised for cash proceeds of $10,000.

During the year, the Company granted 1,400,000 stock options exercisable at $1.00 and with expiry dates ranging from June 14, 2011 to September 11, 2011.

Requirement of Additional Equity Financing

Sonic has relied on equity financings for all funds raised to date for its operations. Sonic is presently working on commercializing its patented low frequency Sonic generator technology and related applications, with initial emphasis on commercializing its technology to remediate contaminated soils.

The ability of Sonic to recover the costs it has incurred to date on its technology is dependent on Sonic being able to successfully commercialize the technology and to operate its business. Sonic presently does not generate positive cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Sonic intends to continue relying upon the issuance of securities to finance its operations if required to the extent such instruments are issuable under terms acceptable to Sonic until Sonic attains profitable production.

At the end of December 31, 2006, Sonic had 3,342,000 stock options and 9,673,861 share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $1.79 per share. The outstanding warrants have a weighted average exercise price of $0.98 per share. Accordingly, as at December 31, 2006, the outstanding options and warrants represented a total of 13,015,861 shares issuable for a maximum of $14,462,508 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

Sonic has signed premises, vehicle and photocopier operating lease agreements. The leases expire between January 2007 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. In addition, Sonic Environmental Solutions Corp. has a twelve month lease for its facility in San Diego to January 31, 2007. The future lease obligations are as follows:

Amount
2007	$150,937
2008	$141,910
2009	$141,498
2010	$4,019

No other material commitments have been made to date.

Outlook

Now that the Company has successfully proven the viability of its core sonic generator technology, the Company is attracting interest from potential partners for other Sonoprocess applications, particularly in the oil and oil sands industry sector. In 2007, the Company will allocate resources to potential applications that the Company has identified, and will prioritize these efforts according to the ability of the Company to attract an industry development partner. Work in the oil and gas sector and potential collaboration arrangements are being advanced.

The Company is expanding environmental operations in Ontario to meet demand for the Sonic Treatment System in eastern Canada. Future projects are likely to require additional treatment capacity and the Company is exploring opportunities to access a fixed base operating remediation facility in Canada as a base for on-site remediation projects and as a receiving facility for smaller sites which cannot support on-site treatment.

The Company will continue to expand efforts to license the Sonic Treatment System both globally and within North America. The Company regards the synergies with established environmental remediation companies regarding the anciliary site work to make this the preferred business model.

Sonic will continue to focus on three key objectives:

-	Growth of environmental operations in North America through various operating partnerships.

-	New International license or joint venture earnings from environmental technologies.

-	Technical and business development of new Sonoprocess opportunities in other process industries.

Business Risks

The risks associated with Sonic's business include:

Market Risk

Sonic's business plan contemplates that it enter into agreements to remediate PCB contaminated soil using its proprietary technologies. To date, the Company has secured three soil remediation contracts in Canada and operates licensing arrangements in Japan and Australia for the Terra-Kleen process. In order to generate revenue and be commercially successful as an enterprise, it is important that Sonic obtain additional soil remediation contracts. There is no assurance that the Company will be able to secure any additional contracts or otherwise generate revenues from soil remediation operations.

Technical Risk

Sonic has not operated long enough on a commercial scale to be certain about the scope of all costs of operation and about the variability of commercial site conditions that may affect the Company’s performance and operating costs. This uncertainty is particularly relevant in light of the recent integration of the Terra-Kleen process into our Sonoprocess operations with the objective of improving our overall PCB remediation capabilities. While the recently integrated operations at the Juker site have not resulted in any new substantive technical issues to date, there can be no assurance that the integration will ultimately be successful or that Sonic will otherwise avoid further technical difficulties that inhibit the efficient operation of Sonic's remediation operations. Factors that could increase costs of operation or decrease performance beyond that currently anticipated include higher than predicted rates of maintenance, unanticipated inefficiencies in operations and any breakdowns and malfunctions in plant equipment. In addition, all sites and conditions of contamination are different and treatability studies may not reveal all issues associated with successful remediation which could result in operating costs being higher than anticipated and processing rates of contaminated soils being lower than anticipated. Co-contaminants present in the soil may also limit the application of Sonic's process for remediation. The occurrence of any of these events could decrease the operational time, increase the cost of operation or prevent Sonic from completing its remediation projects.

Financial Risk

In 2005, the Company undertook a full scale soil remediation project in which it extracted and destroyed PCBs in soil to levels that met all required government regulations. However, Sonic is integrating the Terra-Kleen process into its operations and has otherwise not operated long enough on a commercial scale to be certain about the scope of all costs of operation and about the variability of commercial site conditions that may affect operating costs. Factors that could increase costs of operation beyond anticipated rates include unanticipated rates of maintenance, unanticipated inefficiencies in operations, any breakdowns and malfunctions in plant equipment. In addition, all sites and conditions of contamination are different and treatability studies may not reveal all issues associated with successful remediation which could result in operating costs being higher than anticipated and processing rates of contaminated soils being lower than anticipated. Co-contaminants present in the soil may limit the application of the Company's process for remediation. The occurrence of any of these events could decrease the operational time, increase the cost of operation, and ultimately reduce revenues.

Since operations commenced in 2000 the Company has operated on a start-up basis. Like most start-up companies, Sonic has consistently incurred losses. The Company is attempting to transition its business from a start-up model to one that is based substantially on revenue growth and potential profitability, but has not achieved that goal at this point. Sonic cannot guarantee that it will achieve profitability in the future, and a failure to do so will negatively impact the Company's share value.

Insurance Risk

Sonic's operations are governed by numerous laws and regulations at various levels of government. These laws and regulations regulate the operation and maintenance of facilities, the discharge of materials into the environment and other environmental protection issues. Sonic must obtain and comply with a number of permits and meet several environmental regulatory obligations in connection with PCB remediation operations. Under these laws and regulations, the Company could be liable for personal injury, clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. This includes liability in the event that employees are exposed to contaminated material. The Company maintains a comprehensive Environmental Health and Safety policy and has secured extensive insurance coverage to mitigate against such risks. Nevertheless, even if the loss from an environmental incident were covered by insurance, such an incident would likely have a negative impact on the financial condition of the Company. Furthermore, the costs of complying with environmental laws and regulations in the future may harm the Company's business, particularly if there are future changes in environmental laws and regulations that result in stricter standards and enforcement, larger fines and liability or increased capital expenditures and operating costs.

Regulatory Risk

Sonic has obtained regulatory approval of its Sonoprocess for treatment of PCB contaminated waste in British Columbia; however, this does not guarantee that regulatory approval will be received in other parts of Canada, or anywhere else. The Terra-Kleen PCB extraction process has been approved for use in Ontario and is recognized in U.S. Environmental Protection Agency regulations as not requiring further approval as a treatment process. The Company expects that this will also be the case in other regulatory jurisdictions that differentiate between treatment and extraction of a contaminant. In most places, regulatory approval is required before the Company will be able to use its treatment technologies commercially. If regulatory approval is not obtained, Sonic will not be able to use its PCB Sonoprocess to complete soil remediation contracts outside of British Columbia.

Management Risk

Sonic’s directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which Sonic may participate, the directors and officers of Sonic may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, Sonic will follow the provisions of its governing corporate legislation dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of Sonic’s directors, disclose his interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted. In accordance with the laws of the Province of British Columbia, the directors and officers of Sonic are required to act honestly, in good faith and in the best interests of Sonic.

FORWARD LOOKING STATEMENTS

Certain statements made herein, other than statements of historical fact relating to the Sonic, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, participation in projects and financing, the expected timing and success for receipt of licensing for use of the Sonoprocess in Ontario and other jurisdictions, the timing and scope of future soil remediation contracts and other statements that are not historical facts. When used in this MD&A, the words such as , “could”, “plan”, “estimate”, “expect", “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements.